Exhibit 99.2
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES (Dollars in millions)

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts
Year ended June 30, 2018	$(3)	$(4)	$—	$—	$(7)
Year ended June 30, 2017	(5)	—	—	2	(3)
Year ended June 30, 2016	(4)	(1)	—	—	(5)
LIFO allowances
Year ended June 30, 2018	$(26)	$(1)	$—	$—	$(27)
Year ended June 30, 2017	(32)	—	—	6	(26)
Year ended June 30, 2016	(34)	(1)	—	3	(32)
Valuation allowance on deferred tax assets
Year ended June 30, 2018	$(40)	$(3)	$—	$—	$(43)
Year ended June 30, 2017	(37)	(3)	—	—	(40)
Year ended June 30, 2016	(34)	(5)	—	2	(37)

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